UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. __)*

Ecogen, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

278864202
(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] [X] [ ]	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 278864202	SCHEDULE 13G	Page 2 of 6

1.	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Monsanto Company, I.R.S. Identification No. 43-1878297

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
a. [ ]
b. [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
94,339

	6.	SHARED VOTING POWER

	7.	SOLE DISPOSITIVE POWER
94,339

	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,339

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4%

12.	TYPE OF REPORTING PERSON* CO

*   SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 278864202	SCHEDULE 13G	Page 3 of 6

Explanatory Note: This Schedule 13G reports the beneficial ownership by Monsanto Company (the “Reporting Person”) of shares of common stock, $0.01 par value (“Common Stock”) of Ecogen, Inc. (the “Issuer”), which represents less than 5% of the outstanding Common Stock at the date of this Schedule. The Reporting Person is a new entity that was incorporated in February 2000 following the signing of a merger agreement among the former Monsanto Company, one of its subsidiaries and Pharmacia & Upjohn, Inc. (“PNU”). The merger contemplated in that merger agreement was effective on March 31, 2000 and resulted in PNU becoming a wholly-owned subsidiary of the former Monsanto Company and the former Monsanto Company changing its name to Pharmacia Corporation (“Pharmacia”). Pursuant to a Separation Agreement dated September 1, 2000, by and between Pharmacia and the Reporting Person, Pharmacia transferred the assets and liabilities of its agricultural products businesses to the Reporting Person, including 943,397 shares of Common Stock, which represented approximately 7.6% of the outstanding Common Stock in September 2000. On or about July 29, 2002, the Issuer effected a 1-for-10 reverse stock split which reduced the Reporting Person’s number of shares of Common Stock to 94,339, plus the right to receive cash in lieu of 0.7 shares of Common Stock. As a result of the issuance of additional shares of Common Stock by the Issuer to third parties since the date of transfer by Pharmacia, the Reporting Person’s beneficial ownership of Common Stock is 0.4% at the date of this Schedule.

Item 1.
(a)	Name of Issuer: Ecogen, Inc.

(b)	Address of Issuer's Principal Executive Offices: 2005 Cabot Boulevard West Langhorne, PA 19047

Item 2.
(a)	Name of Person Filing: Monsanto Company

(b)	Address of Principal Business Office or, if None, Residence: 800 North Lindbergh Boulevard St. Louis, MO 63167

(c)	Citizenship: Delaware

(d)	Title of Class of Securities: Common Stock, $0.01 Par Value

(e)	CUSIP Number: 278864202

CUSIP No. 278864202	SCHEDULE 13G	Page 4 of 6

Item 3.   If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 278864202	SCHEDULE 13G	Page 5 of 6

Item 4.	Ownership.

(a)	Amount beneficially owned: 94,339

(b)	Percent of class: 0.4%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote	94,339

(ii) Shared power to vote or to direct the vote

(iii) Sole power to dispose or to direct the disposition of	94,339

(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 278864202	SCHEDULE 13G	Page 6 of 6

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2003 /s/ Charles W. Burson Charles W. Burson, Executive Vice President, General Counsel and Secretary